

Mail Stop 3561

June 12, 2017

Via E-mail
Steven A. Osterberg
Chief Executive Officer
Timberline Resources Corp.
101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814

> **Re: Timberline Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2017**
> **File No. 333-218289**

Dear Mr. Osterberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, page II-4

1. Please revise the signature page to conform to the signature requirements of Form S-1. Any person who occupies more than one of the specified positions required to sign the registration statement shall indicate each capacity in which they sign the registration statement. We note that Mr. Osterberg and Mr. Hardy are each identified as Principal Financial Officer. Please reconcile. Please also revise to include the signature of the Principal Accounting Officer or Controller. Please also confirm that future Exchange Act reports will comply with the signature requirements. See the Instructions to Signatures on Form S-1 and General Instruction D of Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jason K. Brenkert, Esq.
        Dorsey & Whitney LLP